

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

Via E-mail
Mr. Charles H. Murphy
Chief Financial Officer
PROS Holdings, Inc.
3100 Main St., Suite 900
Houston, TX 77002

      Re: **PROS Holdings, Inc.**
               Form 10-K for the Year Ended December 31, 2010
               Filed February 28, 2011
               File No. 001-33554

Dear Mr. Murphy:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Kathleen Collins

                                  Kathleen Collins
                                  Accounting Branch Chief